Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2008

Neil Martucci
Chief Financial Officer
Tetragenex Pharmaceuticals, Inc.
1 Maynard Drive
Suite 105
Park Ridge, NJ 07656

Re: Tetragenex Pharmaceuticals, Inc.
        Form 10-KSB for the Year Ended December 31, 2007
        File No. 000-52292
        Filed May 14, 2008

Dear Mr. Martucci:

        We have reviewed your August 8, 2008 response to our July 21, 2008 comment letter and have the following comment. Where indicated, we think you should revise your document in response to this comment, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

        We note that in your amended 10-KSB your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. We also noted that you did not provide the disclosures required by Item 307 of Regulation S-B, and filed outdated versions of the certifications required by Item 601(b)(31) of Regulation S-B. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting in a format compliant with Item 308(T) of Regulation S-K/S-B may render your annual report materially deficient and cause the company not to be timely or current in its Exchange Act Reporting. Further, given the significant overlap between disclosure controls and procedures and internal control over financial reporting (i.e. – disclosure controls and procedures apply to material financial and non-financial information required to be publicly reported), we believe that there are relatively few situations in which it would be appropriate to conclude that disclosure controls and procedures were effective, while internal control over financial reporting was ineffective. In light of these facts, please provide a detailed explanation of how you concluded that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant